Exhibit 99.1

Phoenix New Media Announces New Agreements with Phoenix TV

BEIJING, China, May 27, 2016 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced that it has entered into a new set of agreements (the “New Agreements”) with its parent company, Phoenix Satellite Television Holdings Limited (“Phoenix TV”), to replace their previous cooperation agreements that expired on May 27, 2016 (the “Previous Cooperation Agreements”).

Under the New Agreements, Phoenix TV agreed to continue to license its copyrighted content and trademarks to the Company’s affiliated consolidated entities subject to certain revisions to the terms contained in the Previous Cooperation Agreements. In particular,

•                  Phoenix TV agreed to grant the Company’s affiliated consolidated entities the license and priority over any third party to broadcast Phoenix TV’s copyrighted video content on ifeng.com (the Company’s main Internet channel), i.ifeng.com (a mobile Internet channel of the Company), and ifeng News, ifeng Video and ifeng VIP (three mobile applications of the Company) in China concurrently with Phoenix TV’s broadcasting of such content on its own television network and to broadcast such content on the above Internet and mobile channels of the Company thereafter.

•                  Phoenix TV agreed to grant the Company’s affiliated consolidated entities a non-exclusive license to use Phoenix TV’s copyrighted text and graphics on the same Internet and mobile channels of the Company in China for which Phoenix TV’s copyrighted video content license, above, was granted.

•                  The fees payable to Phoenix TV by the Company’s affiliated consolidated entities for all content licenses described above will be RMB10 million for the first year of the agreements, which will incrementally increase by 15% for each subsequent year of the agreements.

•                  As Phoenix TV is in the process of revising its internal trademark licensing policy, it agreed to renew its existing trademark license agreements with the Company’s two affiliated consolidated entities on their original terms until two months after Phoenix TV’s new internal trademark licensing policy comes into effect or when the parties reach any new trademark license agreements to replace the existing agreements.

Each of the New Agreements (except the trademark license agreements as described above) has an initial term of three years and will expire on May 26, 2019 and may be renewed on an annual basis thereafter upon agreement of both parties. Each of the parties also has the right to terminate the New Agreements before their expiration date by 6-month prior written notice to the other party.

“We are very pleased to announce the renewal of the agreements with our parent company, Phoenix TV. We really appreciate their continued enormous support,” stated Mr. Ya Li, the President of the

Company. “In addition to the precious and highly differentiated content from Phoenix TV, ifeng has been dedicated to creating a rich and comprehensive content library, in order to meet the diverse demands from our large and fast growing user base, as well as promoting the shared brand ‘Phoenix’  with the ‘ifeng’ platform across Internet enabled devices in China.”

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

Vera Tang

Tel: +1 (646) 277-1215

Email: investorrelations@ifeng.com